OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

STRYD

2309 Cedar Ave
#7
Long Beach, CA 90806

www.strydapp.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: January 1, 2020

$5,000,000 Valuation Cap

20% Discount Rate

5% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum $107,000 of Convertible Promissory Notes

Minimum $10,000 of Convertible Promissory Notes

Company	STRYD
Corporate Address	2309 Cedar Ave, Long Beach, CA
Description of Business	A SaaS platform that increases event marketing and ticket sales by improving the management and communication between venues, promoters, and consumers.
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$300

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in STRYD Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000

Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company.

The 10% Bonus for StartEngine Shareholders

STRYD will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

STRYD is a mobile, Software-as-a-Service (SaaS), marketplace that is evolving the way event organizers market their events and manage their teams. Our platform helps optimize events by decreasing cost and risk which allows us to increase revenue and decrease spending. We operate as a one-to-one viral marketing platform that connects social influencers, also called "promoters", with events that match their lifestyle. This gig model allows event organizers to offer rewards to promoters upon completion of tasks.

These tasks are defined by the event organizers and include selling tickets and VIP tables, picking up marketing routes, and engaging with followers on social media.

Promoters accomplish this by influencing their peers and leveraging FOMO (fear of missing out). This helps events increase sales when they need it the most, during the "quiet zone", as well as build brand awareness. Event organizers across the country currently utilize promoters in a low-tech and inefficient way. This inhibits them from recruiting, incentivizing, and tracking promoter teams in a cost-effective way and leads to significantly higher spending and promoter turnover.

At this time STRYD is still in development. We have a working demo version of the promoter application and web portal. We are not plugged into any APIs at this time and have not tested the application in any real-world settings. The consumer application its still in the design stage. If we raise a total of $850,000, we believe we will be able to have the promoter and venue application developed within 8 months and the consumer application completed 4 months after that.

The Problems We're Solving

Event organizers: Need an effective way to recruit, manage, and incentivize promoter and marketing teams. As well as increase ticket sales and bar spend. Promoters: Want to have a simple way to sell tickets and market events. While earning money and other incentives. Customers: Want one app to be able to interact with multiple businesses. Where they can receive offers, make payments, and socialize.

Customers

1) Venues, which consist of; bars, music halls, Clubs, Theaters, Conventions, and Arenas. As well as Event Organizers, which consist of; multiple venue event promoters and festivals. 2) Users of the consumer application.

Market Approach

Our platform uses a 5 step strategy that plays to the gig economy – 1) Sign venues, festivals, and event organizers 2) On-board all of the signed clients existing promoters to the STRYD platform, 3) Utilize the existing promoters by offering them perks to sign up additional promoters (Similar to the Lyft & Uber strategy), 4) Create compelling ads in the market to get more promoter signups (Ex. Ad on Craigslist - "Get Paid To Party") 5) Have guest download the STRYD consumer app when they purchase tickets from promoters and on entry to venues to revive special perks.

For more in-depth detail on our market approach please view our business plan by [Clicking Here](#)

Competition

Our competition consists primarily of two competitors; 1) Verve, a UK based brand ambassador program, software. 2) Social Ladder, a US-based brand ambassador program, software.

For more in-depth detail on our Competition please view our business plan by [Clicking Here](#)

Competitive Advantages

Network - STRYD is an open market platform, so while the company's competition solely focuses on the festival market, STRYD focuses on venues of all sizes such as clubs, theaters, bars, arenas, and more. Unlike competitors the company also allows any event organizer using the platform to access the vast network of promoters. This gives event organizers the option to pick from their current promoters or allow all the promoters in their area to sell and market their events. In doing this, STRYD enables event organizers to sell more tickets at an increased rate. In turn, this also allows promoters an open market to choose what venues and events they want to sell for while allowing them the freedom to promote for as many or as few events as they want. This is the basis of the gig economy and STRYD plans on being a major player in this industry by allowing the flexibility and freedom people want from a part-time job.

Marketing - STRYD's competitors rely on an ineffective way of growing a promoter base by focusing on festivals to recruit promoters to their platform. STRYD will take a proactive approach to the recruitment of promoters to their network through job boards, social media, and peer to peer recruitment while also having venues onboard their current promoters. An example of the company's marketing through job boards is utilizing media such as Craigslist. STRYD will post enticing listings such as "Get Paid to Party" or "Make Money By Going To Concerts" which have been proven to be effective forms of advertisement for promoter recruiting. STRYD will also run similar ads on other social media and utilize the promoters already in the company's network to push these campaigns as well. This marketing/growth strategy will allow STRYD to quickly surpass the competition in terms of promoter user base.

Consumer App & White-Label Services - By being able to provide white-label services through STRYD's consumer app, something that STRYD's competitors do not offer, the company is able to offer a single application for numerous venues and events. This means that consumers no longer need to download an app for every single event, festival, bar, restaurant, etc. that they go to, making their experience unique and truly integrated. All of this is possible by utilizing advanced location services which enable STRYD to mask the app's user interface to whatever event or venue they are at. These location services also enable STRYD to offer many other competitive advantages which are detailed in the section below.

Advanced Location Services - STRYD utilizes each user's location for numerous features of their product lineup. All of these features are new to the industry and will provide value to each respective user in incredible ways. First and foremost these location services enable STRYD to provide the consumer with white-label services mentioned above. It also allows the company to offer features such as advanced consumer notifications so that clubs, bars, restaurants, etc. can strategically send notifications to users within their establishment or to users passing by. STRYD can also provide venues with analytics on the demographics currently in their facility, allowing venues to strategically plan on the spot specials and promotions. Finally, venues can also manage their promoters in totally new ways. The company's advanced location services allow event organizers to draw custom marketing routes so that their promoters can pick up this interaction route and handout handbills and flyers to events. All of the features mentioned above also lead to truly meaningful analytics which has not been available until now and are explained in the section below

Smart Data - The company prides itself on their ability to collect and display truly meaningful analytics. This is a feature that has been lacking yet desperately needed in the industry. Each of STRYD's applications returns incredibly valuable data which is then programmatically analyzed by STRYD and displayed to the event organizer. This includes analytics on each event, team, individual promoter, marketing campaign, contest and much more. By doing this, STRYD gives the event organizer insight into their entire operation which they have never had before, meaning they can optimize their business and, in turn, increase revenue.

Liabilities and Litigation

There has not been any litigation against STRYD and the company is not currently involved in and does not anticipate any litigation in the near future.

The team

Officers and directors

Ny B. Bass	Co-Founder / CEO / Director
Austin G. Tans	Co-Founder / CTO

Ny B. Bass
A seasoned and highly qualified event specialist with more than ten years experience in multiple roles throughout the entertainment industry including festival planner, promoter, FOH manager, and marketing manager. Recently, Ny was operations manager and partner for one of the leading clubs in the Midwest. Producing multiple weekly events ranging from 700-1000 in attendance. Currently Ny is the operations manager at the world famous Avalon theater in Hollywood. Through his vast experience, he developed a keen understanding of the marketing needs and sales cycles inherent in his industry. His qualifications make him the ideal chief executive for STRYD. STRYD CEO, Co-Founder January 2017 - Present Full-Time (Primary Position) Avalon Hollywood Operations Manager May 2018 - Present Part-Time (35+

Hours per week) Liquid Operations Manager January 2012 - April 2018 Part-Time (35+ Hours per week)

Austin G. Tans
Experienced software engineer and entrepreneur Austin Tans will oversee the development of the two STRYD applications and the venue portal. His experience overseeing the development of multiple mobile applications will be a tremendous asset to STRYD, allowing the Company to avoid any wasted funds throughout the development process. Austin currently heads up software engineering for the largest healthcare building project in the country. He oversees multiple different development teams around the world, and is the founder and CEO of devConsult LLC. STRYD CEO, Co-Founder August 2017 - Present Part-Time (20+ Hours per week) Union Village Head of Software Engineering January 2016 - Present Full-Time (Primary Position) devConsult LLC Software Engineer February 2015 - Present Part-Time (20+ Hours per week)

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **New company** This is a new company. It has a limited history, no clients, no revenues. If you are investing in this Company, it's because you think the platform is a good idea, that the Company will be able to secure app users and venues to use the platform, that we will be able to successfully market, develop and sell the platform's products to , and that we can price it right and sell it to enough people so that the Company will succeed. We have yet to sell the platform or on the platform. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. No one can officially state what the company is worth. You, the investor, must decide if you want to pay this price for this security. If you are unsure about your investment, uncertain of the terms of this investment, or don't understand anything contained therein, or cannot afford to lose your entire investment, then don't invest.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company will have demand for the product. Our estimates and projections are based on data collected but are subject to change.
- **Product Development** Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by,

among other things, unanticipated technological challenges, difficulties in development, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- **Subsequent Financing** The company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the company's common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the company's common stock. In addition, if the company needs to raise additional equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment, including the possibility of a lower purchase price.

- **Limited Transferability and Liquidity** Each investor agrees that it will acquire the company's common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's common stock an no market is expected to develop.

- **Management Discretion as to Use of Proceeds** The company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application allocation of the proceeds of the offering. The use of proceeds described below is an estimate based on our current business plan. The company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so.

- **Forward Looking Information** Any projection or forward-looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Performance and Reliability of Contractors** The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.

- **The management must effectively manage and support the growth of the business in order to succeed.** The Management has full control in all areas of operations in order to execute their business strategy. Managing growth will place significant demands on the Management, as well as on their respective administrative, operational and financial systems and controls. The inability to effectively manage, finance or support its anticipated growth could have a material adverse effect on its business and the results of its operations. The Management has full control in all areas of operations in order to execute their business strategy. Managing growth will place significant demands on the Management, as well as on their respective administrative, operational and financial systems and controls. The inability to effectively manage, finance or support its anticipated growth could have a material adverse effect on its business and the results of its operations.

- **An investment in STRYD. is highly speculative, illiquid and involves a high degree of risk.** Prospective investors should carefully consider the Risk Factors and the other information in this offering before making an investment decision. An investment in the Company (also referred to as "we", "us", and "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors.

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide access to their API of some essential business functions. It is possible that some of these third parties may not allow us access. As a result, your investment could be adversely impacted by our reliance on third parties.

- **There are several potential competitors who could pivot to take the majority of the market.** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing, equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Interruptions or performance problems associated with our software solutions, platform and technology may adversely affect our business and operating platform and technology may adversely affect our business and operating results.** Our business will depend in part on the ability of our potential customers to access our platform at any time. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If our platform is unavailable or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any of the factors described above, or other failures of our infrastructure, customer data may be permanently lost. To the extent that we do not effectively address capacity constraints, upgrade our systems and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, and operating results may be adversely affected.

- **If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle product liability market acceptance and may incur costs to defend or settle product liability claims.** Complex software such as ours often contains errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal and third-party testing and testing by customers, our software may contain serious defects, which could result in lost revenue or a delay in market acceptance. Although we anticipate our customer agreements will contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our products.

- **Even if we raise the maximum sought in this offering, we may still need to raise additional funds in order to be able to make it to profitability.** The Company does not have funding for the continued development of its software and will have to raise it. The Company has limited working capital, no producing products, and no cash flow. We will be required to expend significant amounts to develop our software, retain key personnel, protect our intellectual property, for legal and accounting fees, for administrative expenses, and for contingencies, before we ever develop a revenue-producing product, if we ever do. The Company shall conduct an initial Closing upon StartEngine' receipts of subscriptions for $9,999.15 of convertible notes; however, the Company will require additional funds beyond this amount to fully implement our business plan. There is no guarantee that the Company will raise the Maximum Amount or any other amount in this Offering. Even if the Company is able to develop its software, it must introduce and sell it to its target market, which may not accept the Company's product. If the Company is unable to raise the necessary capital and introduce and sell its software, investors may lose some or all of their investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Nyajah Bass, 69.5% ownership, Common Stock
- Austin Tans, 27.0% ownership, Common Stock

Classes of securities

- Common Stock: 143,885

Common Stock

The Company has authorized to issue up to 10,000,000 shares of Common Stock. There are 143,885 outstanding shares currently issued.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, $0.001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the board of directors from time to time based upon the results of our operations and our financial condition and any other factors that the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of our Preferred Shares and any additional classes of stock that we may designate in the future.

- Convertible Notes: 0

Note converts to **Common Stock** when the company raises $1,500,000 in a qualified equity financing

Maturity Date: January 1, 2020

Annual Interest Rate: 5%

Discount Rate: 20%

Valuation Cap: $5,000,000

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 1, 2020 (the "Maturity Date").

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stocks to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stocks resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into preferred stocks at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding preferred stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of preferred stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of preferred stocks of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

- Preferred Stock: 0

Preferred Stock

The Company has authorized to issue up to 2,000,000 shares of Common Stock. There are 0 outstanding shares currently issued.

Rights and Preferences

Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designations of each series of Preferred Stock before the issuance of any shares of Preferred Stock in such series.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the notes, you will have no voting rights. Even upon conversion of the notes purchased in this offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until after 12/01/19. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation. Our major expenses are staffing related, to speed up development, marketing and sales. Even without raising the full amount we will be able to stay operational and continue development for the foreseeable future. Our CTO and Co-Founder Ausitn tans will continue to build the application, and our CEO and Co-Founder Nyajah Bass will also continue marketing and developing STRYD, without any revenue generation.

Financial Milestones

As STRYD does not have any operational history we can only rely on projections for future operational growth. The company currently holds optimistic growth projections with year one (post product launch) showing a net profit of -$799,882 on $536,710 of revenue and year two showing a net profit of $1,348,026 on $4,158,822 of revenue. Meanwhile, year three is projected to have a net profit of $5,530,823 on $10,994,727 of revenue, please view our financial model here to view STRYD's projections for years four and five. This is heavily fueled by optimistic growth projections for the promoter app which features monthly growth of 25%, 16%, 14%, 16%, and 17% for years 1-5 respectively as well as a monthly churn rate of 10% for years 1-5 as well. The company also expects a customer acquisition cost of $500/club and $1,000/theater for years 1-5. STRYD also expects positive cash flow for years 1-5 with year one showing net cash flow at $190,439, year two showing net cash flow at $2,165,207, and year three showing net cash flow at $6,409,973.

Without STRYD being operational the company is forced to make some assumptions which open the company up to more risk when projecting these financials. These risks include, but are not limited to, increased pressure from competition, failing to overcome the technological hurdles necessary to put STRYD in a position of mass adoption, and personnel changes that push back STRYD's timeline for product rollout.

Though STRYD does not anticipate having to deal with these potential risks, the company does have plans in place in case these unlikely scenarios do come to fruition. This includes, but is not limited to, a rollback on personnel which would primarily affect the number of software engineers that the company would maintain. In doing this the company would potentially have to push back the product rollout timeline but would be able to sustain enough capital to bring each project to version 1.0 status and begin generating revenue.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Without infusion of new capital the business will still be self sustainable, but growth will be dramatically decreased. If the company is raises the minimum amount it will help us to obtain resources needed to raise additional funding. If the company raises the maximum amount of the offer we will have 18 months of runway and be able to fully develop the STRYD suit of applications. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company to help accelerate the growth.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-07-30, Reg D, 5036 Common Stock. Use of proceeds: Used to incorporate business and payroll.

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Verve and Social Ladder, and believes that the valuation is correct to the best of their abilities. We expect the convertible notes to convert 12 months after this offering closes. With the additional proceeds and capital from the current crowdfunding offering, the Company will be able to further develop, expand, and further the reach of its products.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (8% total fee)	$800	$8,560
Net Proceeds	$9,200	$98,440
Use of Net Proceeds:		
Legal	$0	$2,000
Marketing	$2,000	$9,000
Working Capital	$4,000	$21,190
Developer salaries	$0	$41,000
Salaries	$3,200	$25,250
Total Use of Net Proceeds	$9,200	$98,440

We are seeking to raise $100,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,00.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 8% on all funds raised. We will pay Start Engine $800 if we only raise the minimum target amount and $8,000 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $850,00.00 that we project we will need in 2018 and 2019 to develop and market STRYD. Specifically, we intend to hire developers to accelerate the development of STRYD, begin marketing, and hire staff for sales. We intend to use the marketing budget to sponsor and attend event/concert industry conventions and conferences. This will allow us direct access to our customers.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers
and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on www.strydapp.com. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. On our site you will be able to view our annual report by clicking the "annual report" section on the www.strydapp.com.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR STRYD

[See attached]

I, Nyajah Bass, CEO of STYRD, Inc. hereby certify that the financial statements of STYRD, Inc. and notes thereto since inception, August 10, 2017 to March31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company has not yet filed its federal tax returns for 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 31, 2017

 ___ (Signature)

CEO (Title)

June 25th, 2018 (Date)

STRYD, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

SINCE INCEPTION
AUGUST 10, 2017-MARCH 31, 2018

STYRD, INC.
Index to Financial Statements
(unaudited)

STRYD, INC.
BALANCE SHEETS
AS OF MARCH 31, 2018
(unaudited)

ASSETS

    Current Assets

        Checking/Savings $ 100

    Total Current Assets   100

    Total Fixed Assets, net   -

    Other Assets   -

TOTAL ASSETS   **100**

LIABILITIES & EQUITY

    Current Liabilities

        Short term borrowings   -

    Total Current Liabilities   -

    Long Term Liabilities

        Long term debt   -

    Total Long-Term Liabilities   -

    Total Liabilities   -

    Equity

        Common Stock, $0.001 par value,
10,000,000 shares authorized,
143,885 issued, and outstanding   143.88

        Contributions   750

        Retained Earnings/(Deficit)   (893.88)

    Total Equity   100

TOTAL LIABILITIES & EQUITY $ **100**

STRYD, INC
STATEMENTS OF OPERATIONS
FROM INCEPTION (AUGUST 10, 2017) TO MARCH 31, 2018
(unaudited)

Revenue	$	-
Costs and expenses:		
Marketing and sales		-
General and administrative		750
Total costs and expenses		750
Income from operations		(750)
Interest and other income (expense), net		-
Income before provision for income taxes		(750)
Provision for income taxes		-
Net income	$	(750)

STRYD, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM INCEPTION (AUGUST 10, 2017) TO MARCH 31, 2018
(unaudited)

	Preferred Stock		Common stock		Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
Inception (August 10, 2017)	-	$ -	43,885	$ 37,700	$ -	$ -
Issuance of founders' stock	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-
Common Stock, $0.001 par value, 10,000,000 shares authorized, 100,000 issued, and outstanding	-	-	100,000	100	-	100
Contribution	-	-	-	750	-	750
Net income (loss)	-	-	-	-	(750)	(750)
March 31, 2018	-	-	143,885	38,850	(750)	100

STRYD, INC.
STATEMENTS OF CASH FLOWS
AS OF INCEPTION (AUGUST 10, 2017) TO MARCH 31, 2018
(unaudited)

Cash flows from operating activities		
Net income/(loss)	$	(750)
Net cash provided by operating activities		(750)
Cash flows from investing activities		
		-
Cash flows from financing activities		
Purchases of common stock		143.88
Contributions		750
Net cash used in Financing activities		893.88
Net (decrease) increase in cash and cash equivalents		100
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	100

NOTE 1 – NATURE OF OPERATIONS

STRYD, INC. was formed on 8/14/17 ("Inception") in the State of Nevada. The financial statements of STRYD, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Long Beach, CA. STRYD, INC. is a mobile, Software-as-a-Service (SaaS), marketplace that is evolving the way event organizers market their events and manage their teams. Our platform helps optimize events by decreasing cost and risk which allows us to increase revenue and decrease spending. We operate as a one-to-one viral marketing platform that connects social influencers, also called "promoters", with events that match their lifestyle. This gig model allows event organizers to offer rewards to promoters upon completion of tasks.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ticket sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NV state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has not had any material terms of indebtedness.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. As of May 23, 2018, the company has currently issued 143,885 shares of our common stock.
The company has authorized the issuance of 2,000, 000 preferred shares, of which none has been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 23, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

STRYD is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

♡



STRYD
Harnessing The Power Of Influence

🔵 Small OPO   🏠 Long Beach, CA
🏷 Advertising and Marketing
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Creating A Better B2C Interaction

Harnessing influence!

STRYD is a mobile, Software-as-a-Service (SaaS) marketplace that is evolving the way event organizers market their events and manage their teams. Our platform helps optimize events by decreasing cost and risk, which allows us to increase revenue and decrease spending. We operate as a one-to-one viral marketing platform that connects social influencers, also called "promoters", with events that match their lifestyle. This gig model allows event organizers to offer rewards to promoters upon completion of tasks.

These tasks are defined by the event organizers and include selling tickets and VIP tables, picking up marketing routes, and engaging with followers on social media.

Promoters accomplish this by influencing their peers and leveraging FOMO (fear of missing out). This helps events increase sales when they need it the most, during the "quiet zone", as well as build brand awareness. Event organizers across the country currently utilize promoters in a low-tech and inefficient way. This inhibits them from recruiting, incentivizing, and tracking promoter teams in a cost-effective way and leads to significantly higher spending and promoter turnover.

Our platform addresses these four primary factors:
1) Team management
3) Spend and ROI
2) Customer experience
4) Smart Data

What is the quiet zone? And whats important about it?
The quiet zone is the area between the first few days of ticket sales and the final few days of ticket sales. During this time, revenue generation can



Promoters are the key



84% of millennials say a friends' recommendation is the biggest influence on purchasing
- Bazaarvoice



90% of recommendations happen privately: social get togethers, gyms, text and instant messaging.
-Forbes



Messages reach 561% further when shared by fans instead of the brand
- MSL Group



Fans are 72% more likely to re-attend an event if they buy from a promoter
- Verve Data



be extremely slow which leaves a huge potential for sales through promoters.

Who do we consider an event organizer?
We consider any of the following as event organizers: Clubs, Theaters, Sports Bars, Arena/Stadiums, Festivals, multi-venue event organizers.

Who do we consider a promoter?
We define a promoter as anyone who can be considered a brand ambassador, bottle seller, street team member, social influencer, or ticket seller.

How do we get promoters?
One in five people are already promoters and they don't even know it. For example, if you are the person who coordinates your friends to get together, you are a promoter. If you post on social media about an event, you are a promoter. If you talk about an event, YOU ARE A PROMOTER. We don't need to make people promoters, we help them realize that they already are.



STRYD is the future
We make it so ANYONE can sign up to be a promoter. After signing up, promoters can sell and/or market for any event in their area. Meanwhile, STRYD will continuously expand the promoter network by posting to job boards and utilizing existing promoters to entice others to join. By providing a wide network of promoters, event organizers will then be able to see, in real-time, how each of their promoters is performing. This includes analytics on ticket sales, guest lists, the status of marketing materials, social media performance, and much more. STRYD also offers event organizers the ability to run contests to incentivize more sales. All of this is made possible by our beautifully integrated web portal.



But, what about the consumers?
STRYD understands the future, and the consumer experience is at the center. Through our consumer app, guests have a more personal and integrated relationship with businesses of all kinds. STRYD allows consumers to interact directly with a venue or event. Meanwhile, leading up to the event, guests can participate in virtual scavenger hunts, trivia, augmented reality experiences, and other contests that the event organizer creates. This is all coupled with the ability to purchase or upgrade tickets, buy merchandise, or reserve a VIP experience. One of our most exciting features is our white-label service. When guests arrive the app is skinned to look like it belongs to that specific event or business, allowing the guest to use an interactive map of the event site, buy line-skips, check set times, reserve areas, make purchases, and experience a night out like never before. Event organizers can also take advantage of our push notifications to drive up bar sales by sending out special offers when guests are on-site. This feature **saves event organizers thousands of dollars by not having to build their own application** while also giving them much deeper analytics on their consumers and they can even stay in contact with attendees year round!



SIGN UP IS FAST! ONE CAN BECOME A PROMOTER!

With the STRYD suite of applications, businesses will have never-before-seen customer data and total control over their marketing and sales teams!

The Opportunity

Convertible Note | Minimum $300 Investment

.

Note converts to Common Stock when the company raises $1.5M.

Maturity Date: January 1st, 2020
$5M valuation cap, 20% Discount
5% Annual Interest Rate

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"The live business sector will continue to have strong growth for years to come, as fans globally drive demand, artists are motivated to tour, and technology drives conversion."

- Michael Rapino, President/CEO, Live Nation

How It Works

Development Stage

STRYD is a new software company aiming to develop a suite of proprietary high-tech solutions for clubs, bars, theaters, festivals, event organizers, and venues of all sizes. We are developing a pair of mobile applications which are encompassed by a web portal that is designed to boost revenue and attendance to venues of all kinds**. At this time, we are still in development but have a working prototype of the promoter application and web dashboard and are working on the design and functionality of the consumer application.** You will find more in-depth information on each application in the following sections.

PROMOTER APP

The STRYD promoter app will allow anyone to become an event promoter. In doing this, STRYD will create an ecosystem of promoters for event organizers to draw from while maintaining the ability for promoters to sell and market for multiple shows. STRYD operates as a peer-to-peer viral marketing platform that connects event organizers with social influencers. The app tracks what promoters do from ticket sales and social media shares to location and time spent in-app. This enables STRYD to provide event organizers with unique, meaningful analytics on their promoters that they have never had access to before. Promoters can set up an account in minutes, giving them the ability to view a list of upcoming events in their area and nationwide. The app enables them to easily sell tickets in three clicks while accepting numerous forms of payment such as credit card, cash, PayPal, or Venmo. The app will integrate with major ticketing platforms such as Eventbrite, Ticketmaster, Etix, and Ticketfly so venues never have to switch their current ticketing provider. As tickets are sold, venues are held accountable so promoters can rest assured that they will receive payment after an event has concluded. STRYD has even packed the application with features for promoters to earn exclusive bonuses as they hit predetermined milestones through ticket sales and marketing. This is the game changer that the entertainment industry requires, leading to a shift in marketing strategy and sales through venue-promoters.





CONSUMER APP

The second application, the STRYD consumer app, will allow individual users to interact with events and venues in a totally new way. Utilizing



white-label methodologies across the application, the consumer app will mask itself to the event's branding, services, and map based on the user's location. This allows the user to have a deeper, more personal engagement throughout their entire experience while also replacing the need for every venue and event to create their own application. Event organizers can interact with users pre-event by creating virtual scavenger hunts, trivia, and send special offers. Users can take advantage of features such as ticket purchasing, storing e-tickets, booking transportation, sharing their itinerary with friends, experience upgrades, buying merchandise, and the ability to buy VIP packages. The application will also be enhanced by its ability to strategically send push notifications to the user based on their location in the event. This allows venues to do things such as push drink specials and notify guests of changes. The consumer app will also provide third-party integrations with Spotify, Uber, OpenTable and many more to bring the user's experience full circle. The STRYD consumer app is dedicated to revolutionizing guest's entertainment experiences.

WEB PORTAL

At its center, STRYD offers an easy-to-use and high-powered venue portal. From this web portal, event organizers can control how they interact with their guests and promoters. They will now be able to perform day-to-day functions such as event and promoter tracking, while also having access to meaningful team analytics, sales reports, event management, and so much more, all from one location and all from anywhere in the world. The portal encompasses STRYD's applications and provides the data that an event organizer will need to form a well-rounded promoter team while also giving deep, detailed insight into marketing campaigns and strategy. This gives STRYD access to the marketing space of the entertainment industry while the data being pulled from the promoter and consumer apps allow venues to be able to change the way they market their events. Together, these software solutions will support and increase the growth of the entire ticketing market. No other firm is able to offer such a comprehensive suite of features to the consumer, promoter, and proprietor alike. STRYD represents the future of event team management.



The Market



Festivals

Music festivals have rapidly expanded in part due to the technology that's playing a huge role in creating original experiences for audiences, from Hologram performances from TuPac to 3D projections that place the performer in some kind of action movie. Millennials want to experience something unique that they can be a part of and share with the world.

Many of these multi-day events are looking for new ways to engage customers and market to new guests. Festivals are increasingly seeking new ways to sell tickets, engage fans, decrease spend and, with the analytics package offered, STRYD will be exactly what they need.

Venues

The future of each industry operator is in its ability to increase customization, personalization, and socialization of sales. Consumers' online experiences and transactions are enhanced through tailored recommendations and the ability to share events with their social networks. In the past, companies like Ticketmaster could only send bulk



emails or mail materials that promoted artists' tour schedules. The digital economy has made the concert experience far more personalized. Using data analytics and brand partnerships, the industry's largest players can harness information that is made available through users' social media profiles and streaming music website activity. Data collection enables ticket sellers to market upcoming events to consumers based on their individual music, sports, and theatrical tastes. Other information, such as a consumer's age, geographic location and hobbies can also help companies curate recommendations that match very specific characteristics to generate even greater revenue. Smaller venues generally lack the resources to collect and access this information, which is why a partnership with STRYD will be especially crucial for them.

According to the IBIS world 2017 report on Concert & Events promotions, the industry's largest players have scaled back large amphitheater shows and focused on filling smaller venues. Music theaters (which typically have a capacity of 1,000 to 6,500 people) and clubs (less than 1,000-person capacity) have become increasingly popular. Events held at these venues are, on average, considerably more affordable to attend than their arena and amphitheater counterparts, making them attractive to consumers who find attending larger events too expensive. This is causing more and more venues to look for creative ways to increase their ticket sales and consumer spend.





Promoters are the key


84%
84% of millennials say a friends' recommendation is the biggest influence on purchasing
- Bazaarvoice


90%
90% of recommendations happen privately: social get togethers, gyms, text and instant messaging.
-Forbes


561%
Messages reach 561% further when shared by fans instead of the brand
- MSL Group


72%
Fans are 72% more likely to re-attend an event if they buy from a promoter
- Verve Data



The Gig Economy

The trend toward a gig economy has begun. A study by Intuit predicted that by 2020, 43 percent of American workers would be independent contractors. There are a number of forces behind the rise in short-term jobs. For one thing, in this digital age, the workforce is increasingly mobile and work can increasingly be done from anywhere, decoupling job and location. That means that freelancers can select from a range of temporary jobs and projects around the world, while employers can select the best individuals for specific projects from a larger pool than that available in any given area.

There is currently a major decrease in jobs due to digitization because the use of software requires much less time. The current reality is that people tend to change jobs several times throughout their working lives; the gig economy can be seen as an evolution of that trend.

STRYD plays directly into the gig economy. Promoters have a unique ability to inject networks of people with word of mouth promotions that entice consumers to buy directly from them. However, earning a living as a promoter has traditionally been a challenging process as it is dependent on personal connections. The STRYD Promoter Application will open this profession up to anyone. Users will never pay anything for the application and will be, better yet, paid for their work based on sales they make and marketing campains they participate in. As STRYD creates a network effect within each city, we will help increase the ticket market growth rate.

"For Millennials, or those who want a diversity of experiences, the gig economy is the perfect opportunity to achieve their goals."

- Forbes, 2018

How We Make Money









Ticket Sales	**Pay Per**	**Social Impressions**	**Data Sales**
We charge a percentage fee to the event holder for every ticket sold through STRYD whether it be via the promoter or consumer applications.	Event organizers pay per marketing route, push notification, analytics dashboard, and/or campaign they launch.	When venues request promoters to do social media posts they will be charged for the total impressions and iterations made on that post.	We will collect anonymous data from the promoter and consumer apps which we will analyze to predict market trends, interests, patterns, and more.

Market Projections





According to IBIS 2017 US online ticket sales, market researchers anticipate industry revenue will expand. **Total revenue is projected to grow at an annualized 2.7% to reach $5.8 billion by 2021 in the live event sector**. We have mapped out a variety of revenue streams to ensure that STRYD will not only be an indispensable software provider, but also a highly lucrative business.

From an industry classification standpoint, STRYD combines elements from two key fields: online event ticket sales and concert event promotion. Both industries, particularly due to the development of new technologies and the rise in popularity of buying tickets online, have seen significant growth over the past five years. **Both industries also enjoy the unusual advantage of prospering in recessionary economic environments as well as environments undergoing economic growth.** Entertainment is popular under these circumstances for its escapism value – making exposure to this sector very useful for portfolios in need of diversity.

STRYD expects to achieve revenue of approximately $537k in Year 1 of product launch, to $4.2 million in Year 2 and **rapidly growing to $10.99 million by the end of Year 3**. This is a drastic growth rate. The reason for this growth is due to STRYD addressing multiple markets with two applications, this allows us to generate substantial income from multiple revenue streams in a relatively short amount of time.

Please take the time to review our 5 year financial projections. This will give you an in-depth insight into how each leg of STRYD will contribute to our overall revenue generation.

Our projected Total Operating Expenses for years 1-3 are as follows:

Year 1: $1,204,520
Year 2: $2,153,883
Year 3: $3,560,427

This includes personnel, customer acquisition, rent, R&D, etc

For more detail on our Financial Projections please Click Here







Due to persistent consumer demand for live entertainment, IBIS World's Concert & Event Promotion in the US Report 2017 show the industry is expected to thrive over the five years to 2022. As a result of favorable macroeconomic conditions and growing consumer interest, total industry revenue is forecast to increase at an annualized rate of 1.6% to $30.9 billion over the five years to 2022. This expected rise in demand will attract new promoters to the industry, though large, established players will benefit the most. In 2018 alone, IBIS World estimates that industry revenue will increase by 1.9%.

Online Event Ticket Sales Industry Outlook ($ million), IBISWorld 2017

According to IBIS world's 2017 Online Event Ticket Sales report, the industry will likely continue to experience growth over the next five years, driven by a combination of increased consumer sentiment and spending power, mounting advertising expenditure and the continued shift toward online transactions. As the economy continues improving, consumers are expected to become more willing to spend money on concerts and sporting events, both of which have become increasingly expensive in recent years. Additionally, the continued shift toward online transactions will support the industry's long-term growth, especially as more venues and consumers embrace a fully web-enabled digital ticket experience. IBIS World's Concert & Event Promotion in the US Report 2017 forecasts industry revenue will increase at an annualized 2.7% over the five years to 2021, reaching $5.8 billion. Meanwhile, according to IBIS world's 2017 Online Event Ticket Sales report, event creators and promoters that make tickets available on online exchanges are expected to increase overall business with online ticket retailers. It is projected that total US advertising expenditure will grow by an annualized 4.9% during the five years to 2021.



Industry Demand



We've already started!

Through our early market research and contacts throughout the industry, we found a huge demand for STRYD from venues, event organizers, promoters, and consumers. On February 1st, 2017, we started reaching out to potential clients, we've received tremendous support for the product and overwhelming excitement for STRYD to come to market. Both verbally and written, **we've received letters of intent from venues and event organizers nationwide** to use STRYD.

Not only do we see high demand from our consumer market but we've also seen interest from entertainment brands, artist agencies, and management groups.

Our Team



STRYD is led by experienced operations manager, Ny Bass, along with chief technology officer, Austin Tans and chief marketing officer, Alexa Williams. All executives are well attuned to the needs of the market and have a strong work ethic making them key drivers propelling this venture towards a position of lasting success.

Our brand team is just as strong as our executive team. Their skills bring our company full circle. Marketing Manager, Adam Mills has many years in the entertainment industry alongside our Brand Manager, Grant Mills.





They have been behind the branding of many large US festivals.

We each have unique attributes but one thing that we all have in common is that **every one of us had a career in entertainment** and have each earned high-level achievements in the entertainment industry giving us a unique understanding of the market. **It also allows us the ability to leverage all of our relationships and connections to grow STRYD rapidly!**

The STRYD Difference

We pride ourselves on being loyal and believe the human touch has been lost by many SaaS companies. Customers are generally sold a product, taught how to use it, and then left with minimal support from afar. We want to provide our customers with more. Everyone on our team is from the entertainment industry and we know how important it is to be seen as a partner and not just as a product. **STRYD's mission is to be seen as more than just a brand, we want to be felt,** we want everyone who uses our products to feel genuine excitement. We plan to do this by staying involved in our markets and growing the markets ourselves, having in-market representatives, hosting special events for users, and providing marketing support to help promoters and venues increase sales. This hands-on approach will allow us to keep a personal touch and create a bond of loyalty with our clients and users, retaining them for years to come!

February 2017

Problem is Realised

After talking with colleagues across the country Ny realizes that the frustration with promoters and street team members is a nationwide problem

March 2017

Market Research

Working with Alexa and promoters to gain deeper insight on other issues that STRYD can address to improve venue, promoter, and

June 2017

First Capital Contribution

Impressed by the concept, STRYD raises $37.7k of initial capital contributions.

August 2017

Design Begins

Austin joins the STRYD team and begins the design and development of the applications.

January 2018

Ready to go!

30 letters of intent acquired, business plan complete, creating buzz with event organizers for the product!

March 2018

Prototype Development

Completed Promoter and Web Portal prototype development.

June 2018

startengine

STRYD Launches on StartEngine

Raising capital to speed up development time.

July 2018

Stage 2 of development

Full Dashboard, Promoter, and Consumer app development begin. STRYD continues acquiring venues and festivals in their initial

January 2019

v1.0 completion

v1.0 complete with beta testing in initial target markets beginning. STRYD begins nationwide venue, bar, festival, and event organizer acquisition. 110 venues secured (ANTICIPATED)

May 2019

v2.0 completion

v2.0 completion. Begin expanding consumer app functions. (ANTICIPATED)

Fall 2019

Series A round of fund raising

We will use this round to secure the US market and expand into the Canadian and South American markets. (ANTICIPATED)

customer relations.

target market (ANTICIPATED).

In the Press

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Meet Our Team



Ny B. Bass

Co-Founder / CEO / Director

A seasoned and highly qualified event specialist with more than ten years experience in multiple roles throughout the entertainment industry including festival planner, promoter, FOH manager, and marketing manager. Recently, Ny was operations manager and partner for one of the leading clubs in the Midwest. Producing multiple weekly events ranging from 700-1000 in attendance. Currently Ny is the operations manager at the world famous Avalon theater in Hollywood. Through his vast experience, he developed a keen understanding of the marketing needs and sales cycles inherent in his industry. His qualifications make him the ideal chief executive for STRYD. STRYD CEO, Co-Founder January 2017 - Present Full-Time (Primary Position) Avalon Hollywood Operations Manager May 2018 - Present Part-Time (35+ Hours per week) Liquid Operations Manager January 2012 - April 2018 Part-Time (35+ Hours per week)





Austin G. Tans

Co-Founder / CTO

Experienced software engineer and entrepreneur Austin Tans will oversee the development of the two STRYD applications and the venue portal. His experience overseeing the development of multiple mobile applications will be a tremendous asset to STRYD, allowing the Company to avoid any wasted funds throughout the development process. Austin currently heads up software engineering for the largest healthcare building project in the country. He oversees multiple different development teams around the world, and is the founder and CEO of devConsult LLC. STRYD CEO, Co-Founder August 2017 - Present Part-Time (20+ Hours per week) Union Village Head of Software Engineering January 2016 - Present Full-Time (Primary Position) devConsult LLC Software Engineer February 2015 - Present Part-Time (20+ Hours per week)





Alexa G. Williams

Marketing Manager

Alexa comes from 10+ years in the music marketing industry. In 2009, she co-founded the Baltimore collective MANIFEST, which was responsible for creating 360-degree experiences mixing national touring DJs and bands with performance art and interactive installations, making the city a destination for emerging genres. Since then, Alexa has shifted to the venue marketing side, overseeing brand development and 3rd party partnerships for newly acquired Live Nation venues including The Roxy and The Buckhead Theatre. In parallel, Alexa also oversees the marketing teams for several prominent venues on a daily basis. Marketing Manager Live Nation - Multiple US Cities April 2015 - Present Full-Time





Adam Mills



Grant Mills

Brand Manager

Co-founder and managing director of CRU Event Marketing, Adam has more than ten years event management experience. His skillset will be invaluable to STRYD in helping the Company better understand the needs of partnered promoters and venues alike. His ability to "speak their language" will help contain venue acquisition costs and convince the management of these establishments to partner with STRYD. Adam studied marketing and finance at the University of Dayton.



Development Manager

Co-founder and director of operations of CRU Event Marketing, Grant also has more than ten years event-planning experience. His background in operations will improve the services STRYD is able to offer partnered venues, allowing the Company to get it right the first time. Grant studied communications at the University of Dayton.



Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: January 1, 2020

$5,000,000 Valuation Cap

20% Discount Rate

5% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum $107,000 of Convertible Promissory Notes

Minimum $10,000 of Convertible Promissory Notes

Company	STRYD
Corporate Address	2309 Cedar Ave, Long Beach, CA
Description of Business	A SaaS platform that increases event marketing and ticket sales by improving the management and communication between venues, promoters, and consumers.
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$300

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in STRYD Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company.

The 10% Bonus for StartEngine Shareholders

STRYD will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

1st Video

Promoter concerts and events can be a fun an lucrative business, And awfully stressful too.

With so many moving parts it can be difficult to stay organized especially when there's no efficient way recruit members, track data in real time, incentivize ambassadors, and hold marketing teams accountable.

We're here to change all that.

Seamless Venue Portal

Create Social Media Campaigns

Add Poster Routes

Promoters Receive Instant Notifications

And Post Directly From STRYD

Easily Pickup Marketing Routes

Sell Tickets Instantly

Consumer Phone Promoter Phone

Track Promoter Sales

View Top Promoters

Access To Detailed Event Analytics

Reward Your Top Promoter

STRYD

2nd Video

Promoting Made Easy!

Sign up is fast! Anyone can become a promoter!

Guest List, Ticket Sales, and Marketing all in one location!

Start selling tickets and marketing for events in just a matter of seconds!

Quickly sell tickets in-person, over text or on Social Media!

Online and in-person marketing made easy!

Manage, incentivise, and track all promoters from our user friendly web portal!

STRYD

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company.</u>

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u>The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities.</u> The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information.</u> Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile.</u> Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u> The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction.</u> This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices.</u> Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous.</u>

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%
	(print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: (a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 95% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction. (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company. (d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any *"Event of Default"* hereunder, In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth: a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days. b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days. c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt. d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry. e) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and % in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.
   (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.
   (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
   (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
   (d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").
   (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.
2. Purchase Procedure.
   (a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.
   (b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.
3. Representations and Warranties of the Company.
The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other

matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at 12/31/17 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE

SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR

CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


CONVERTIBLE PROMISSORY NOTE
SERIES 2018 - CF


$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 1, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

    (a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,5000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

    (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

    (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve

the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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